

March 16, 2011

William P. Spencer
Chief Executive Officer
Imagenetix, Inc.
10845 Rancho Bernardo Road
Suite 105
San Diego, California

>   **Re: Imagenetix, Inc.**
>   **Form 10-K for the year ended March 31, 2010**
>   **Form 10-Q for the quarter ended September 30, 2010**
>   **File No. 033-24138-D**

Dear Mr. Spencer:

We have reviewed your February 23, 2011 response to our February 11, 2011 comments and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended March 31, 2010

Item 9A(T). Controls and Procedures, page 21

1. We acknowledge your proposed disclosure in response to our comment two and have the following additional comments:
   - Please revise your proposed disclosure to be included in an amendment of your filing to reinstate your disclosure regarding your identified deficiencies in the lack of the segregation of duties. In your disclosure, please clarify why these deficiencies do not constitute a material weakness and separately reference for us the authoritative literature you are relying upon to support your position. In your response, please explain why there is apparently no reasonable possibility that a material misstatement of your financial statements will not be prevented or detected on a timely basis as required by paragraph A7 of Auditing Standard No. 5.
   - Please revise your proposed DCP disclosure to briefly describe DCP.

- Please revise your proposed ICFR disclosure to briefly describe ICFR.

Director Compensation, page 27

2. We note your response to our prior comment four. We also note that for the last fiscal year your directors also received options with a value of $950. Your proposed disclosure does not address how the grant of options fits within the structure of your annual director compensation. Please provide additional proposed disclosure that addresses the grant of options.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 4T. Controls and Procedures, page 20

3. Once we have reviewed your draft disclosure in response to comment one above, and assuming you can reasonably substantiate that the identified deficiencies in ICFR are not material weaknesses, please amend your Forms 10-Q for the quarters ended June 30, 2010 and September 30, 2010 to include your proposed revised disclosure in response to our prior comment five.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Sebastian Gomez-Abero, Staff Attorney, at (202) 551-3578 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant